Exhibit 99.1

Press Release

December 4, 2025

Shell plc Announces Final Results of Exchange Offers

Shell plc (“Shell”) (LSE: SHEL) (NYSE: SHEL) (AEX: SHELL) today announces the final results of its previously announced offers to exchange (the “Exchange Offers” and each, an “Exchange Offer”) any and all validly tendered (and not validly withdrawn) and accepted notes of five series issued by Shell International Finance B.V. (“Shell International Finance” and such notes, the “Shell International Finance Notes”) and one series of notes issued by BG Energy Capital plc (“BGEC”) (such notes, the “BGEC Notes” and such BGEC Notes, together with the Shell International Finance Notes, the “Old Notes”) for a combination of cash and a corresponding series of new notes to be issued on a private placement basis by Shell Finance US Inc. (“Shell Finance US”) and fully and unconditionally guaranteed by Shell (the “New Notes”), as described in the Offering Memorandum dated November 3, 2025 (the “Offering Memorandum”).

As announced on November 3, 2025, Shell conducted the Exchange Offers to migrate the existing Old Notes from Shell International Finance and BGEC to Shell Finance US in order to optimize Shell Group’s (as defined below) capital structure and align indebtedness with its U.S. business.

The total aggregate principal amount of Old Notes that were validly tendered (and not validly withdrawn) and accepted for exchange in the Exchange Offers was $6,347,729,000, as set forth in the table below under the heading “Aggregate Principal Amount Tendered and Accepted.” All Old Notes validly tendered (and not validly withdrawn) as of 5:00 p.m., New York City time, on December 3, 2025 satisfied the applicable Minimum Size Condition (as described in the Offering Memorandum) and were accepted for exchange.

The following table, based on information provided by D.F. King & Co., Inc., the exchange agent and information agent for the Exchange Offers, indicates, among other things, the aggregate principal amount of each series of Old Notes validly tendered (and not validly withdrawn) and accepted for exchange in the Exchange Offers.

Issuer	Series of Old Notes Offered for Exchange	Old CUSIP/ISIN No.	Aggregate Principal Amount Outstanding ($MM)	Aggregate Principal Amount Tendered and Accepted	Corresponding New Notes to be Issued in Exchange	New CUSIP/ISIN No.
Shell International Finance	3.875% Guaranteed Notes due 2028	822582CB6/ US822582CB65	$1,500	$920,732,000	U.S.$920,732,000 3.875% Guaranteed Notes due 2028	Regulation S: U8209LAA0/ USU8209LAA09 Rule 144A: 822905AR6/ US822905AR69
Shell International Finance	6.375% Guaranteed Notes due 2038	822582AD4/ US822582AD40	$2,750	$2,063,148,000	U.S.$2,063,148,000 6.375% Guaranteed Notes due 2038	Regulation S: U8209LAB8/ USU8209LAB81 Rule 144A: 822905AT2/ US822905AT26
Shell International Finance	5.500% Guaranteed Notes due 2040	822582AN2/ US822582AN22	$1,000	$802,108,000	U.S.$802,108,000 5.500% Guaranteed Notes due 2040	Regulation S: U8209LAC6/ USU8209LAC64 Rule 144A: 822905AV7/ US822905AV71

BGEC	5.125% Guaranteed Notes due 2041	05541VAF3/ US05541VAF31 G1163HBA3/ USG1163HBA35	$900	$691,199,000	U.S.$691,199,000 5.125% Guaranteed Notes due 2041	Regulation S: U8209LAD4/ USU8209LAD48 Rule 144A: 822905AX3/ US822905AX38
Shell International Finance	3.125% Guaranteed Notes due 2049	822582CE0/ US822582CE05	$1,250	$993,714,000	U.S.$993,714,000 3.125% Guaranteed Notes due 2049	Regulation S: U8209LAE2/ USU8209LAE21 Rule 144A: 822905AZ8/ US822905AZ85
Shell International Finance	3.000% Guaranteed Notes due 2051	822582CL4/ US822582CL48	$1,000	$876,828,000	U.S.$876,828,000 3.000% Guaranteed Notes due 2051	Regulation S: U8209LAF9/ USU8209LAF95 Rule 144A: 822905BB0/ US822905BB09

Settlement and issuance of the New Notes to be issued in exchange for Old Notes validly tendered (and not validly withdrawn) and accepted for exchange is expected to occur on December 8, 2025 (the “Settlement Date”).

The dealer managers for the Exchange Offers were:

BofA Securities, Inc.	Deutsche Bank Securities Inc.	TD Securities (USA) LLC

620 S Tryon Street, 20th Floor

Charlotte, North Carolina 28255

Attention: Liability Management Group

Telephone: (U.S. Toll-Free): +1 (888) 292-0070

Telephone (U.S. Collect): +1 (980) 387-3907

Telephone (London): +44 207 996 5420

Email: DG.LM-EMEA@bofa.com

1 Columbus Circle

New York, New York 10019

Attention: Liability Management Group

Telephone: (U.S. Toll-Free): +1 (866) 627-0391

Telephone (U.S. Collect): +1 (212) 250-2955

Telephone (London): +44 207 545 8011

One Vanderbilt Avenue, 11th Floor

New York, NY 10017

Attention: Liability Management Group

Telephone (U.S. Toll-Free): +1 (866) 584-2096

Telephone (U.S. Collect): +1 (212) 827-2842

Telephone (London): +44 207 997 1993

Email: lm@tdsecurities.com

The exchange agent and information agent for the Exchange Offers was:

D.F. King & Co., Inc.

28 Liberty Street, Floor 53

New York, NY 10005

Banks and Brokers call: (212) 269-5550

Toll-free (U.S. only): (800) 814-2879

Email: Shell@dfking.com

Website: www.dfking.com/shell

By Facsimile (for eligible institutions only):

(212) 709-3328

Confirmation: (212) 269-5552

Attention: Michael Horthman

The Exchange Offers were only made, and the New Notes were only offered and were issued, and copies of the Offering Memorandum were only made available, to holders of Old Notes (1) either (a) in the United States, that are “qualified institutional buyers,” or “QIBs,” as that term is defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), in a private transaction in reliance upon an exemption from the registration requirements of the Securities Act or (b) outside the United States, that are persons other than “U.S. persons,” as that term is defined in Rule 902 under the Securities Act, in offshore transactions in reliance upon Regulation S under the Securities Act, or a dealer or other professional fiduciary organized, incorporated or (if an individual) residing in the United States holding a discretionary account or similar account (other than an estate or a trust) for the benefit or account of a non-“U.S. person,” and (2) (a) if located or resident in any Member State of the European Economic Area, who are persons other than “retail investors” (for these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a “qualified investor” as defined in Regulation (EU) 2017/1129), and consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the European Economic Area has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the European Economic Area may be unlawful under the PRIIPs Regulation; or (b) if located or resident in the United Kingdom, who are persons other than “retail investors” (for these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; (iii) a retail client, as defined in the Conduct of Business Sourcebook (“COBS”) of the UK Financial Conduct Authority (FCA) Handbook) or (iv) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA), and consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIlPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation. The Exchange Offers were not made to holders of Old Notes who are located in Canada.

This press release is not an offer to sell or a solicitation of an offer to buy any of the securities described herein. The Exchange Offers were made solely pursuant to the terms and conditions of the Offering Memorandum, and the other related materials.

The issuance of the New Notes has not been registered under the Securities Act or any state securities laws. Unless a subsequent resale is registered under the Securities Act, the New Notes may only be offered or sold in the United States in a transaction that is exempt from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws. On the Settlement Date, Shell Finance US, Shell and the dealer managers expect to enter into a registration rights agreement with respect to the New Notes (the “Registration Rights Agreement”), pursuant to which Shell Finance US and Shell will be obligated to use commercially reasonable efforts to file with the Securities and Exchange Commission (the “SEC”) and cause to become effective a registration statement with respect to an offer to exchange each series of New Notes for new notes fully and unconditionally guaranteed by Shell containing terms substantially identical to those of the New Notes within 365 days from the Settlement Date. In addition, pursuant to the Registration Rights Agreement, Shell Finance US and Shell will agree to use commercially reasonable efforts to file a shelf registration statement to register resales of the New Notes under the Securities Act in the event that a registered exchange offer is not available or may not be completed as soon as practicable after the last date for acceptance of the New Notes for exchange in the registered exchange offer under certain circumstances or if the registered exchange offer is not for any other reason completed prior to the later of 365 days from the Settlement Date and the date on which, under certain circumstances, any dealer manager so requests.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Non-U.S. Distribution Restrictions

European Economic Area

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. The Offering Memorandum has been prepared on the basis that any offer of New Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of New Notes. The Offering Memorandum is not a prospectus for the purposes of the Prospectus Directive.

MiFID II product governance / Professional investors and ECPs only target market—In the EEA and solely for the purposes of the product approval process conducted by any dealer manager who is a manufacturer with respect to the New Notes for the purposes of the MiFID II product governance rule under EU Delegated Directive 2017/593 (each, a “manufacturer”), the manufacturers’ target market assessment in respect of the New Notes has led to the conclusion that: (i) the target market for the New

Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the New Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the New Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the New Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Belgium

Neither the Offering Memorandum nor any other documents or materials relating to the Exchange Offers have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority (“Autorité des services et marchés financiers”/”Autoriteit voor Financiële Diensten en Markten”). The Exchange Offers are not being, and may not be, made in Belgium by way of a public offering, as defined in Articles 3, §1, 1° and 6, §1 of the Belgian Law of April 1, 2007 on public takeover bids (“loi relative aux offres publiques d’acquisition”/”wet op de openbare overnamebiedingen”) (the “Belgian Takeover Law”) or as defined in Article 3, §1 of the Belgian Law of June 16, 2006 on the public offer of investment instruments and the admission to trading of investment instruments on a regulated market (“loi relative aux offres publiques d’instruments de placement et aux admissions d’instruments de placement à la négociation sur des marchés réglementés”/”wet op de openbare aanbieding van beleggingsinstrumenten en de toelating van beleggingsinstrumenten tot de verhandeling op een gereglementeerde markt”) (the “Belgian Prospectus Law”), both as amended or replaced from time to time. Accordingly, the Exchange Offers may not be, and are not being, advertised and the Exchange Offers will not be extended, and neither the Offering Memorandum nor any other documents or materials relating to the Exchange Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to persons which are “qualified investors” (“investisseurs qualifiés”/”gekwalificeerde beleggers”) as defined in Article 10, §1 of the Belgian Prospectus Law, acting on their own account, as referred to in Article 6, §3 of the Belgian Takeover Law or (ii) in any other circumstances set out in Article 6, §4 of the Belgian Takeover Law and Article 3, §4 of the Belgian Prospectus Law. The Offering Memorandum has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Exchange Offers. Accordingly, the information contained in the Offering Memorandum or in any other documents or materials relating to the Exchange Offers may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

France

The Exchange Offers are not being made, directly or indirectly, to the public in the Republic of France. Neither the Offering Memorandum nor any other documents or materials relating to the Exchange Offers have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2, D.321-1 and D.411-1 of the French Code Monétaire et Financier, are eligible to participate in the Exchange Offers. The Offering Memorandum and any other document or material relating to the Exchange Offers have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Italy

None of the Exchange Offers, the Offering Memorandum or any other documents or materials relating to the Exchange Offers or the New Notes have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”). The Exchange Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 3, of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “Issuers’ Regulation”) and, therefore, are intended for, and directed only at, qualified investors (investitori qualificati) (the “Italian Qualified Investors”), as defined pursuant to Article 100, paragraph 1, letter (a) of the Financial Services Act and Article 34-ter, paragraph 1, letter (b) of the Issuers’ Regulation. Accordingly, the Exchange Offers cannot be promoted, nor may copies of any document related thereto or to the New Notes be distributed, mailed or otherwise forwarded, or sent, to the public in Italy, whether by mail or by any means or other instrument (including, without limitation, telephonically or electronically) or any facility of a national securities exchange available in Italy, other than to Italian Qualified Investors. Persons receiving the Offering Memorandum must not forward, distribute or send it in or into or from Italy. Noteholders or beneficial owners of the Old Notes that are resident or located in Italy can offer to exchange the notes pursuant to the Exchange Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Old Notes, the New Notes, the Exchange Offers or the Offering Memorandum.

United Kingdom

Each dealer manager has further represented and agreed that it has complied and will comply with all the applicable provisions of the Financial Services and Markets Act 2000 (“FSMA”) with respect to anything done by it in relation to the New Notes in, from or otherwise involving the United Kingdom (“U.K.”); and it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any New Notes in circumstances in which Section 21(1) of the FSMA does not apply to Shell Finance US or Shell.

The Offering Memorandum is only being distributed to and is only directed at (i) persons who are outside the U.K. or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The New Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the New Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Hong Kong

The New Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the New Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to New Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The New Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each dealer manager has agreed that it will not offer or sell any New Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

The Offering Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, and if the Issuer has not notified the dealer(s) on the classification of the New Notes under and pursuant to Section 309(B)(1) of the Securities and Futures Act, Chapter 289 Singapore (the “SFA”), the Offering Memorandum and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the New Notes may not be circulated or distributed, nor may the New Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of Chapter 289 of the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the New Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the New Notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the New Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Contacts:

Media: International +44 (0) 207 934 5550; USA +1 832 337 4355

Cautionary Statement

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this press release, “Shell” refers to Shell plc; “Shell Group” refers to Shell and its subsidiaries; “Shell Finance US” or “Issuer” refers to Shell Finance US Inc.; “Shell International Finance” refers to Shell International Finance B.V.; BGEC refers to BG Energy Capital plc; the terms “we,” “us,” and “our” refer to Shell or the Shell Group, as the context may require.

This press release contains certain forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”; “ambition”; ‘‘anticipate’’; “aspire”; “aspiration”; ‘‘believe’’; “commit”; “commitment”; ‘‘could’’; “desire”; ‘‘estimate’’; ‘‘expect’’; ‘‘goals’’; ‘‘intend’’; ‘‘may’’; “milestones”; ‘‘objectives’’; ‘‘outlook’’; ‘‘plan’’; ‘‘probably’’; ‘‘project’’; ‘‘risks’’; “schedule”; ‘‘seek’’; ‘‘should’’; ‘‘target’’; “vision”; ‘‘will’’; “would” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation):

•	price fluctuations in crude oil and natural gas;

•	changes in demand for the Shell Group’s products;

•	currency fluctuations;

•	drilling and production results;

•	reserves estimates;

•	loss of market share and industry competition;

•	environmental and physical risks, including climate change;

•	risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions;

•	the risk of doing business in developing countries and countries subject to international sanctions;

•	legislative, judicial, fiscal and regulatory developments including tariffs and regulatory measures addressing climate change;

•	economic and financial market conditions in various countries and regions;

•

political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs;

•	risks associated with the impact of pandemics, regional conflicts, such as the Russia-Ukraine war, and the conflict in the Middle East, and a significant cyber security, data privacy or IT incident;

•	the pace of the energy transition; and

•	changes in trading conditions.

All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell’s Form 20-F for the year ended December 31, 2024, as amended, and in Exhibit 99.2 to our Report on Form 6-K filed with the SEC on July 31, 2025 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov).

These risk factors also expressly qualify all forward-looking statements contained in this press release and should be considered by the reader. Each forward-looking statement speaks only as of the date of this press release, December 4, 2025. Neither Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this press release.

The contents of websites referred to in this press release do not form part of this content.

Readers are urged to consider closely the disclosure in our Form 20-F, as amended, File No. 001-32575, available on the SEC website www.sec.gov.